Ecopetrol Resumes the Tender Offer in Brazil to Complete the Acquisition of a Controlling Equity Stake in Brava Energia S.A.

Bogotá, July 20, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today that its Brazilian subsidiary, Ecopetrol Investimentos do Brasil LTDA, published on the B3 Securities Exchange in Brazil the document governing the terms and conditions of the Voluntary Tender Offer (Oferta Pública de Aquisição Voluntária, or “OPAV”), incorporating the recommendations communicated by the Comissão de Valores Mobiliários (“CVM”) in Official Letter No. 160/2026/CVM/SRE/GER-1.

With the filing of this revised document, the OPAV on B3 is resumed for the acquisition of a total of 116,110,717 common shares of Brava Energia S.A. (B3: BRAV3), representing approximately 25% of its share capital.

The OPAV is expected to remain open until August 5, 2026, on which date the auction would take place. The transaction remains subject to the fulfillment of applicable regulatory requirements and certain specific conditions precedent, all of which are disclosed in the offer document published on B3.

We expect to disclose the results of the OPAV together with any other material developments related to the transaction.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co